Exhibit 99.1

WF Holding Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

KUALA LUMPUR, Oct. 30, 2025 (GLOBE NEWSWIRE) -- WF Holding Limited (“WF Holding” or the “Company”) (NASDAQ: WFF), a Malaysia-based manufacturer of fiberglass reinforced plastic (FRP) products, today announced that it has received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) on October 28, 2025, indicating that the Company was not in compliance with the $1.00 closing bid price requirement for the last 30 consecutive business days from September 15, 2025 and October 27, 2025 under the Nasdaq Listing Rule 5550(a)(2).

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Nasdaq notification has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “WFF”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar day compliance period, or until April 27, 2026, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s ordinary shares must be at least $1.00 per share for at least 10 consecutive business days during the 180-calendar day compliance period.

In the event that the Company is not in compliance by April 27, 2026, the Company may be afforded a second 180-calendar day compliance period. To qualify for this additional time, the Company will be required to meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards for Nasdaq with the exception of the minimum bid price requirement and will need to provide written notice of its intention to cure the deficiency during the second compliance period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s ordinary shares will be subject to delisting.

The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options to cure the deficiency and regain compliance with the minimum bid price requirement within the compliance period under the Nasdaq Listing Rules.

About WF Holding Limited (NASDAQ: WFF)

Based in Malaysia, WF Holding Limited is an ISO 9001:2015 certified manufacturer of fiberglass reinforced plastic (FRP) products including tanks, pipes, ducts and custom-made FRP products. With a track record of over 30 years, we design and fabricate products that meet the specific needs of our clients, ensuring high-quality and reliable performance. Our high-quality and durable products leverage the advantages of FRP to reinforce critical industrial infrastructure, driving resilience, longevity and sustainability. We also deliver a wide range of related services such as consultation, delivery, installation, repair and maintenance.

Forward-Looking Statements

Certain statements in this release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that it believes may affect its financial condition, results of operations, business strategy, and financial needs. Forward-looking statements can be identified by words such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project,” “continue,” or the negative of these terms or other comparable expressions. Actual results may differ materially from those expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including, but not limited to, the risks described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur after the date of this release or to reflect the occurrence of unanticipated events, except as required by applicable law. Although the Company believes the expectations expressed in these forward-looking statements are reasonable, it cannot guarantee future results, and investors are cautioned that actual outcomes may differ materially from those anticipated.

For more information, please contact:

WF Holding Limited

Investor Relations

Email: corporate@winfung.com.my